October 31, 2024

John P. Albright
Chief Executive Officer
CTO Realty Growth, Inc.
369 N. New York Ave., Suite 201
Winter Park, FL 32789

        Re: CTO Realty Growth, Inc.
            Registration Statement on Form S-3
            Filed October 16, 2024
            File No. 333-282678
Dear John P. Albright:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. Please be advised that we will not be in a position to take action to accelerate the effectiveness of your registration statement until you clear outstanding staff comments on your Form 10-K for the fiscal year ending December 31, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 October 31, 2024
Page 2

       Please contact Catherine De Lorenzo at 202-551-3772 or David Link at 202-551-3356
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Zach Swartz, Esq.